

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

Megan Clarken
Chief Executive Officer
Criteo S.A.
32 Rue Blanche
Paris, France 75009

      Re: Criteo S.A.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 001-36153

Dear Ms. Clarken:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                              Division of Corporation Finance
                                              Office of Trade & Services